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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a release issued on April 27, 2012.

Distribution of dividends

Notice is hereby given that at the Ordinary Meeting of Stockholders held on April 27, 2012, the distribution of dividends in the aggregate amount of Euro 0.49 for each ordinary share was approved. Dividends are payable out of the Company’s aggregate 2011 net income (after setting aside the amount required to be allocated to the legal reserve) and, for the remaining amount, payable out of the extraordinary reserve composed of profits of tax years ending after December 31, 2007.

According to the Borsa Italiana calendar, dividends will be payable on May 24, 2012 (with an ex dividend date of May 21, 2012).

Regarding the American Depositary Shares (ADSs) listed on the New York Stock Exchange, the record date will be May 23, 2012, and, according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars is expected to be May 31, 2012. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. dollar exchange rate as of May 24, 2012.

ADS holders may contact Deutsche Bank Trust Company Americas (Mr. Daniel Belean, Tel. 001-212-250-6612) for further information.

ADS holders who are Italian residents and deemed to be holders of ADSs listed on the New York Stock Exchange on May 23, 2012, having purchased ADSs before May 21, 2012, and who, therefore, will have the right to receive dividends, may contact Deutsche Bank S.p.A. (Mr. Michele Vitulli, Tel. +39-02-4024-3938; Mr. Roberto Auri, Tel. +39-02-4024-3406; Mrs. Daniela Galeazzi, Tel. +39-02-4024-5350 or Ms. Elena Geruntino, Tel. +39-02-4024-2627), for information on the procedures to obtain a total or partial tax refund.

Information regarding the taxation of dividends is available on our corporate website www.luxottica.com.

Minutes of the meeting

The minutes of the Ordinary Meeting of Stockholders will be available within thirty days from the date of the meeting at the Company’s registered office, on Borsa Italiana’s website and on the Company’s website.

Requests for hard copies of such documents may be made at the Company’s registered office or by contacting the Company’s investor relations department at investorrelations@luxottica.com.

Annual Report on Form 20-F

The Annual Report on Form 20-F for fiscal year 2011, filed with the U.S. Securities and Exchange Commission (SEC) is available at the Company’s registered office, on our corporate website www.luxottica.com, on the SEC’s website (www.sec.gov) and at Borsa Italiana (www.borsaitaliana.it).

Set forth below is the text of a press release issued on April 27, 2012.

Luxottica: stockholders’ meeting approves 2011 financial statements and appoints new Board of Directors

Milan, Italy, April 27, 2012 - The stockholders of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of premium, luxury and sports eyewear, met today at the Ordinary Meeting of Stockholders to approve the Statutory Financial Statements for 2011 prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). The stockholders also approved the distribution of a dividend of Euro 0.49 per ordinary share, up 11.4% from last year. The total dividend amount to be paid is approximately Euro 227 million.

According to the Borsa Italiana calendar, the cash dividend will be payable on May 24, 2012 (with record date of May 23, 2012). Regarding the American Depositary Shares (ADS) listed on the New York Stock Exchange, the record date will be May 23, and according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars is expected to be May 31, 2012. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 24, 2012.

The stockholders at the meeting then appointed the following thirteen Directors taken from the slate presented by the stockholder Delfin S.à r.l.: Leonardo Del Vecchio, Chairman of the Board of Directors, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Mario Cattaneo, Enrico Cavatorta, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Elisabetta Magistretti, Marco Mangiagalli, Anna Puccio and Marco Reboa.

Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Marco Mangiagalli, Elisabetta Magistretti, Anna Puccio and Marco Reboa declared themselves qualified to act as independent directors as defined by Article 148, Clause 3, of the Italian Consolidated Finance Act (Testo Unico della Finanza) and Listed Companies Code of Ethics (Codice di Autodisciplina delle Società Quotate).

The stockholders also appointed to the Board of Statutory Auditors, Francesco Vella (Chairman), Alberto Giussani and Barbara Tadolini, regular auditors. Giorgio Silva and Fabrizio Riccardo Di Giusto were appointed as alternate auditors. Francesco Vella and Fabrizio Riccardo Di Giusto were taken from the slate presented by a group of international and national institutional investor funds. Alberto Giussani, Barbara Tadolini and Giorgio Silva were taken from the slate presented by the shareholder Delfin S.à r.l.

The stockholders then resolved to establish the gross annual remuneration for the entire Board of Directors (which will remain in office for three fiscal years until approval of the financial statements as at December 31, 2014) in the amount of Euro 1,105,000; the Chairman of the Board of Statutory Auditors was granted gross annual compensation equaling Euro 105,000;  and each regular auditor was granted gross annual compensation of Euro 70,000. The Board of Statutory Auditors, which also acts as Audit Committee in accordance with the Sarbanes-Oxley Act, will remain in office for three fiscal years until approval of the financial statements as at December 31, 2014.

The stockholders also approved the Compensation Policy in accordance with Article 123-ter of the Consolidated Law on Finance.

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At the end of the Stockholders’ Meeting, the Board of Directors met and appointed Luigi Francavilla as Deputy Chairman and Andrea Guerra as Chief Executive Officer.

The Board of Directors verified that independence requirements were met by directors Messrs. Abravanel, Cattaneo, Costamagna, Mangiagalli, Magistretti, Puccio and Reboa. With reference to Mario Cattaneo, who will shortly be in the position of having held office for more than nine out of the last twelve years which is envisaged by the Listed Companies Code of Ethics under application criteria 3.C.1.e), the Board of Directors agreed that in view of the clear independence of judgement deriving from the professionalism and experience of Professor Cattaneo, it would not apply this criteria in this case.

The Board therefore acknowledged that seven out of the thirteen directors were independent in accordance with the provisions of the Italian Consolidated Finance Act (Testo Unico della Finanza) and Listed Companies Code of Ethics (Codice di Autodisciplina delle Società Quotate). The Board appointed Marco Reboa Lead Independent Director.

Finally, the Board appointed the members of its internal committees. More specifically, directors Claudio Costamagna (Chairman), Roger Abravanel and Anna Puccio were appointed members of the Human Resources Committee; and directors Mario Cattaneo (Chairman), Elisabetta Magistretti, Marco Mangiagalli and Marco Reboa were appointed members of the Control and Risks Committee.

The curricula vitae of the directors and auditors and all information related to the slates are available from the website www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 30, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER